FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2005

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. News Release, Dated March 1, 2005,

2.

Oromin Explorations Ltd. News Release, Dated March 2, 2005,

3.

Oromin Explorations Ltd. News Release, Dated March 24, 2005.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: April 5, 2005

By:

“Chet Idziszek”

 Chet Idziszek

Its:       President

(Title)

April 5, 2005

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

per:

Chet Idziszek,

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

LUND GOLD LTD.	OROMIN EXPLORATIONS LTD.
Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9 Phone: 604-331-8772

Trading Symbol: TSX Venture – LGD Website: www.lundgold.com	Trading Symbols: TSX Venture – OLE Web Site: www.oromin.com

March 1, 2005

LUND AND OROMIN ACQUIRE BRAZILIAN GOLD PROPERTY

Lund Gold Ltd. (“Lund”) and Oromin Explorations Ltd. (“Oromin”) are pleased to announce that they have been granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The Carneirinho Property is located approximately 200 kilometres southwest of the city of Itaituba within the very active Tapajós region, generally regarded as the premier epithermal gold district in Brazil.  The Carneirinho Property lies approximately 30 kilometres northwest of the Tocantinzinho Property currently being explored by Brazauro Resources Corp.

Extensive former and current garimpeiro workings are located within the Carneirinho Property. Since 1996 when garimpeiro activity and small-scale mining began, historical production from the property is reported to be approximately 3 tonnes of gold.  At the Carneirinho Property’s main garimpeiro pit, Antonio de Luca, a total of 600 kilograms of gold were reportedly produced from the 70 metre long, 25 metre wide and 25 metre deep excavation.

Antonio de Luca is one of a series of garimpeiro pits excavated along the 800 metre long Araguari structural trend.  The Araguari structure is open to expansion beyond the current area of former and current workings.  Limited exploration by TVX Gold Inc. (“TVX”) in 1996 and 1997 outlined at least two parallel structures, the Duesdeth and the Cuiabano.  These structural trends are components of the Tapajós regional structural zone, a 200 kilometre long regional-scale northeast-southwest trending shear zone that accounts for the majority of the 7 to 10 million ounces of gold produced by garimpeiros in the Tapajós region.

Exploration undertaken by TVX included soil geochemistry, induced polarization (“IP”) and magnetics geophysical surveying, structure lineament analysis, rock and saprolite channel sampling and drilling of three core holes. Lund and Oromin’s Brazil based geological consultant is José Lenzi, formerly the Exploration Manager for TVX, who is very familiar with the exploration potential of the Tapajós region in general and the Carneirinho Property in particular.

Channel sampling results reported by TVX are outlined below:

Structural Trend	Garimpeiro Pit	Gold (g/t)	Sample Length (m)
Araguari	Antonio de Luca	12.68	26.0
	Joao Pinto	0.09	8.0
		10.83	7.0
Deusdeth	Deusdeth	9.03	10.0
		12.06	2.0
		2.34	4.0
		5.70	4.5
		0.09	7.0
	Fininho	1.94	13.6
		12.38	1.9

Lund and Oromin’s Brazil based geological consultant believes that TVX’s three drill holes were not properly located and oriented to test the mineralization identified on surface.  One hole intersected a diabase intrusive at the projected depth of the mineralized zone and a second hole was oriented incorrectly, drilling sub-parallel to the projected dip of the mineralized zone, and was stopped prior to reaching the target.  The third hole tested on IP anomaly adjacent to, but off the trend of the mineralized structural zone and was terminated prematurely as it reached a sulphidized phyllic alteration zone.

The Carneirinho Property is underlain by granitic units and rhyolite flows – volcanic sediments that have been intruded by younger alkali-granites.  These younger alkali-granite units, directly linked to gold mineralization at Carneirinho, have intruded along the Tapajós regional NW-trending structural corridor and along intersection zones with late NE-trending structural systems.  Similar geological and structural controls commonly occur throughout the Tapajós region.

Representatives of Lund and Oromin paid a brief visit to the Carneirinho Property to assess the geologic potential of the previously identified mineralized structural trends.  Although the majority of former garimpeiro sites were covered by more recent tailings and were no longer active, the representatives were able to collect three character grab samples from saprolite at the Deusdeth garimpeiro pit that returned assay values of 2.49 g/t gold, 4.63 g/t gold and 17.85 g/t gold.  One additional sample taken from the only currently active garimpeiro operation located between the Antonio de Luca and Joao Pinto pits returned an assay value of 9.30 g/t gold.  Three other samples, taken from non-altered, non-mineralized saprolite at various locations on the property, returned less than 100 ppb gold.

Lund and Oromin plan to initiate exploration activities as soon as crews can be mobilized to Carneirinho.  Preliminary evaluation will include geological mapping, prospecting, channel sampling and auger drill sampling.  Additional geophysics covering an area larger than previous ground surveys and core drilling is also proposed as a second phase program.

The option to acquire the Carneirinho Property is structured as a two-stage option with Lund and Oromin jointly acquiring a 50% interest at each stage. In order to exercise the first option, Lund and Oromin must pay the vendor US$50,000 on or before April 30, 2005 and a total of US$1,700,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, Lund and Oromin must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

In connection with this acquisition, Lund and Oromin have agreed, subject to regulatory approval, to pay a finders fee to José Lenzi based on the number of ounces of gold discovered by Lund and Oromin as a result of its exploration of the Carneirinho Property, as calculated by a “qualified person” in compliance with the provisions of National Instrument 43-101.

On behalf of the Board of Directors of LUND GOLD LTD. “Chet Idziszek” Chet Idziszek, President	On behalf of the Board of Directors of OROMIN EXPLORATIONS LTD. “Chet Idziszek” Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

CHET IDZISZEK

_________________________________________________________________________________________________

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772      Fax: 604-331-8773

March 2, 2005

Trading Symbol: TSX-OLE

NEWS RELEASE

Chet Idziszek, President of Oromin Explorations Ltd. ("Oromin") reports that he has acquired 1,081,818 common shares of Oromin pursuant to the exercise of non-transferable share purchase warrants he owned at $0.18 per share, which were due to expire on April 1, 2005.

Pursuant to Section 111 of the Securities Act (British Columbia), with this acquisition, Chet Idziszek’s interest in Oromin’s capital stock is 26.4%. For the purposes of Section 95 of the Securities Act (British Columbia) and assuming the exercise of all stock options owned by him, his holdings represent 28.3% of the issued and outstanding shares in the capital stock of Oromin.

"Chet Idziszek"

_____________________

Chet Idziszek, President

OROMIN EXPLORATIONS LTD.

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

March 24, 2005

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

INVESTOR RELATIONS CONSULTANT APPOINTED

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to report that it has agreed, subject to regulatory approval, to appoint Freeform Communications Inc. (“Freeform”) as an investor relations representative for an initial period of four months beginning April 1, 2005.  Its primary responsibilities will be to answer investor inquiries and to liaise with brokers.  Freeform is based in Vancouver and will be providing their services on a consulting basis.  It will receive consulting fees of $5,000 per month and, subject to regulatory approval, has been granted an incentive stock option to purchase 100,000 shares of Oromin at a price of $0.50 per share until March 24, 2006.  Freeform does not presently own any shares of Oromin but may in the future acquire shares of Oromin for investment purposes.  For the past ten years, Freeform has provided investor relations, corporate communications and corporate finance consulting services to numerous Canadian exploration, development and gold producing companies.  Freeform also has extensive experience with companies operating in West Africa.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit our website at www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN